-FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES APPEAL AGAINST DISMISSAL OF PURPORTED
CLASS ACTION FILED IN 1999
Tel Aviv, March 30, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that, further to its announcement on January 25, 2009 regarding the dismissal by the District Court of Haifa of an application to certify a purported claim as a class action filed in November 1999 against, among others, Elron and certain of its officers, including former officers, the plaintiffs filed an appeal with the Supreme Court in Jerusalem against the District Court of Haifa’s dismissal decision.
The allegations raised in the purported class action relate to the period prior to the sale of Elron’s holdings in Elbit Imaging Ltd., (formerly known as Elbit Medical Imaging Ltd.) (the parent company of Elscint and formerly an affiliated company) in 1999. The plaintiffs are claiming compensation for damages sustained due to an alleged failure of Elbit Imaging to effect a tender offer for Elscint shares, as well as due to other allegations.
For additional details see the Company’s most recent Consolidated Financial Statements as of December 31, 2008 filed under Form 6-K under “Note 15(e) — Contingent Liabilities, Pledges And Commitments — Legal Proceedings”.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)